Exhibit 3.14

IDAHO POWER COMPANY

ARTICLES OF AMENDMENT

1.    The name of the corporation is Idaho Power Company (the “Corporation”).

2.    The Corporation is hereby amending Article 4, Section (a) of the Restated Articles of Incorporation, as amended, of the Corporation to read as follows (the “Amendment”):

“ARTICLE 4. DIRECTORS. (a) The number of directors constituting the Board of Directors of the Corporation shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the directors, but the number of directors shall be no less than 9 and no greater than 15. The number of directors may be increased or decreased, beyond the limits set forth above, only by an amendment to the Restated Articles of Incorporation of the Corporation pursuant to Article 10 of the Restated Articles of Incorporation of the Corporation.

The Board of Directors shall be divided into three classes as nearly equal in number as possible, unless otherwise provided by applicable law. The initial term of office of each director in the first class shall expire at the first following annual meeting of shareholders; the initial term of office of each director in the second class shall expire at the second following annual meeting of shareholders; and the initial term of office of each director in the third class shall expire at the third following annual meeting of shareholders. At each annual election commencing at the annual meeting of shareholders after such classification, the successors to the class of directors whose term expires at that time shall be elected to hold office for a term of three years; provided, however, that at each annual election commencing at the 2013 annual meeting of shareholders, the successors to the class of directors whose term expires at that time shall be elected to hold office for a term of one year. Commencing with the 2015 annual meeting of shareholders, the division of the Board of Directors into three classes shall terminate and all directors shall be of one class elected annually. Each director shall hold office for the term for which he or she is elected or appointed and until his or her successor shall be elected and qualified or until his or her death, or until he or she shall resign or be removed; provided, however, that no person who will be seventy-two (72) years of age or more on or before the annual meeting shall be nominated to the Board of Directors, and any director who reaches the age of seventy-two (72) shall be automatically retired from the Board immediately prior to the first annual meeting of shareholders that follows attainment of age seventy-two (72).

In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member until the expiration of his or her current term, or his or her earlier resignation, removal from office or death and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the classes of directors so as to maintain such classes as nearly equal in number as possible.”

The remaining sections of Article 4 are unchanged.

3.    The date of adoption of the Amendment was May 17, 2012.

4.    Approval by the board of directors and the sole shareholder of the Corporation was required for the Amendment, and the board of directors and the sole shareholder of the Corporation duly adopted the Amendment as required by Title 30, Chapter 1 of the Idaho Code and by the Articles of Incorporation of the Corporation, on May 17, 2012.

IN WITNESS WHEREOF, the undersigned has signed these Articles of Amendment this 17th day of May, 2012.

IDAHO POWER COMPANY

By: /s/ Patrick A. Harrington
Patrick A. Harrington
Secretary